SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GUCCI GROUP N.V.

(Name of Subject Company)

GUCCI GROUP N.V.

(Name of Person(s) Filing Statement)

COMMON SHARES, NOMINAL VALUE €1.02 PER SHARE

(Title of Class of Securities)

401566104

(CUSIP Number of Class of Securities)

Allan A. Tuttle Gucci Group N.V. Rembrandt Tower Amstelplein 1 HA 1096 Amsterdam The Netherlands 011 31 20 462 1700 ______________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to: Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS, England 011 44 20 7519 7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 1.	Subject Company Information

Item 2.	Identity and Background of Filing Person

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 4.	The Solicitation or Recommendation

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Item 6.	Interest in Securities of the Subject Company

Item 7.	Purposes of the Transaction and Plans or Proposals

Item 8.	Additional Information to be Furnished.

Item 9.	Exhibits

Item 1.	Subject Company Information

(a)	Name and Address of the Subject Company

The name of the subject company is Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (“Gucci” or the “Company”). The Company is one of the world’s leading multi-brand luxury goods companies. The Company designs, produces and distributes high-quality personal luxury items, including women’s and men’s ready-to-wear clothing, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The address and telephone number of the Company’s principal executive offices are Rembrandt Tower, Amstelplein 1, HA 1096 Amsterdam, The Netherlands, 011 31 20 462 1700. The Company’s website address is www.guccigroup.com. The information on the Company’s website should not be considered a part of this statement.

(b)	Securities

The title of the class of equity securities to which this statement relates is the Company’s common shares, nominal value €1.02 per share (the “Shares”). As of March 31, 2004, there were 101,106,921 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address of Person Filing this Statement

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer

This statement relates to the offer by Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France (“PPR”), to purchase any and all outstanding Shares that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”), filed by PPR with the Securities and Exchange Commission, (the “SEC”) on April 1, 2004. The Schedule TO states that the address and telephone number of PPR’s principal executive offices are 10, avenue Hoche, 75381 Paris Cedex 08, France, 011 33 1 45 64 61 00.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this statement or the Offer to Purchase there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between Gucci or its affiliates and (1) its executive officers, directors or affiliates or (2) PPR or any of its executive officers, directors or affiliates.

(a)	Conflicts of Interest

PPR currently owns approximately 66.83% of the Shares of Gucci, representing approximately 66.83% of the voting power of capital stock of Gucci. Under the terms of the Amended and Restated Strategic Investment Agreement (the “Restated SIA”), dated as of September 9, 2001, by and among the Company, PPR and Societe Civile de Gestion Financiere Marothi (“Marothi”), and in light of the board’s current membership of eight individuals, until the consummation of the Offer, PPR is entitled to appoint four members of Gucci’s Supervisory Board and, subject to the Restated SIA, exert influence over certain of Gucci’s affairs. Four members of Gucci’s Supervisory Board, Ms. Barbizet-Dussart and Messrs. Marteau, François Henri Pinault and Weinberg, are directors and/or officers of PPR. In addition, each member of Gucci’s Supervisory Board beneficially owns Shares.

If the members of the Company’s Supervisory Board and Management Board and the executive officers of the Company tender their shares in the Offer, they will receive the Offer consideration for their shares on the same terms and conditions as the holders of the Shares that PPR does not already directly or indirectly beneficially own (the “Public Shareholders”). As of March 31, 2004, the members of the Supervisory Board and Management Board and the Company’s executive officers beneficially own in the aggregate 3,123,927 Shares, including exercisable options to acquire Shares. Under Gucci’s Incentive Stock Option Plan, option holders will generally be entitled to exercise options previously granted to them that have vested. As of January 31, 2004, members of the Management Board and the Supervisory Board of Gucci held a total of 199,500 currently exercisable stock options granted under the Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan, with an average weighted exercise price of $86.62, and will be entitled to exercise all such vested options not previously exercised and to participate in the Offer.

In July 2002, Yves Saint Laurent s.a.s., an indirect subsidiary of Gucci, acquired certain intellectual property rights in designs created by Mr. Yves Saint Laurent from Yves Saint Laurent Haute Couture, S.A., a subsidiary of Artémis S.A. (“Artémis”) and an affiliate of PPR. The purchase price was €2.7 million. Also in July 2002, Yves Saint Laurent Boutique S.A., an indirect subsidiary of Gucci, purchased from Yves Saint Laurent Haute Couture S.A. a leasehold for Paris retail space, formerly occupied by Yves Saint Laurent Haute Couture. The purchase price paid by Yves Saint Laurent S.A. was €3.2 million. These transactions were in connection with the retirement of Mr. Saint Laurent and the winding up of the Yves Saint Laurent haute couture activities, which had been conducted by Yves Saint Laurent Couture, S.A., an affiliate of PPR.

PPR has agreed with Gucci to vote its Shares in favor of resolutions discharging the members of the Supervisory and Management Boards of Gucci from liability arising from the performance of their duties through April 30, 2004 in accordance with, and solely to the extent permitted by Dutch law, and PPR has also agreed with Gucci to cause Gucci to honor Gucci’s current indemnification obligations to the members of the Supervisory and Management Boards of Gucci. In addition, the Supervisory Board of Gucci has agreed to procure the extension of Gucci’s existing directors and officers liability insurance coverage for a period of six years.

PPR and Gucci enter into commercial transactions in the ordinary course of business. These primarily involve wholesale product sales, ordinary course relationships with suppliers and cooperative advertising purchases. Gucci and certain of its affiliates are also party, together with PPR and certain of its affiliates, to agreements with third parties relating telecommunications and temporary employment services. These transactions, which are conducted on an arm’s-length basis, represented approximately 0.20% of Gucci’s consolidated revenues and approximately 0.10% of Gucci’s consolidated operating expenses, respectively, in 2003.

PPR and certain of its affiliates also engage in ordinary course purchases of products of Gucci and its affiliates as inventory to be sold at retail establishments owned by PPR and its affiliates.

Directors and officers of PPR and Gucci and their affiliates have and may continue to periodically purchase products sold by Gucci and its subsidiaries for personal consumption and use.

(b)	Agreements between the Company and PPR

Settlement and Stock Purchase Agreement

The Offer is being made by PPR pursuant to the obligations of PPR under the Settlement and Stock Purchase Agreement (the “Settlement Agreement”) dated as of September 9, 2001 by and among the Company, PPR and LVMH Moët Hennessy-Louis Vuitton S.A. (“LVMH”) and the Restated SIA, which relate to the settlement among PPR, LVMH and Gucci, and to the ongoing relationship between PPR and Gucci. The following is a summary of certain material terms of the Settlement Agreement and the Restated SIA. This summary is qualified in its entirety by reference to the Settlement Agreement and the Restated SIA, each of which was filed by Gucci as exhibits to its Report of Foreign Issuer on Form 6-K, filed with the SEC on September 12, 2001.

Acquisition of Shares from LVMH

Pursuant to the Settlement Agreement and subject to the terms and conditions set forth therein, PPR agreed to purchase from LVMH 8,579,337 Shares for a price of $94 per Share. On October 22, 2001, PPR completed the acquisition of these Shares. The parties to the Settlement Agreement further agreed that on December 15, 2001, or, if the purchase of LVMH’s Shares did not precede that date, then on the first day immediately following the purchase, Gucci would declare and pay a special cash dividend of $7 per Share, payable with respect to all Shares outstanding other than those beneficially owned by PPR. PPR waived the right to this dividend and was prohibited from transferring any Shares to a transferee that did not waive its right to receive this dividend.

The Offer

Pursuant to the Settlement Agreement, PPR agreed to commence the Offer at the initial offer price of $101.50 per Share on March 22, 2004, with payment to be made on or before April 30, 2004 (the “Offer Period”). If, immediately prior to the expiration of the Offer Period, the Shares not tendered in the Offer and the Shares issuable upon exercise of outstanding options to purchase Shares constitute less than the greater of (1) 15% of the then-outstanding Shares and (2) 15 million Shares, PPR will provide for a “Subsequent Offering Period” (as contemplated by Rule 14d-11 under the Exchange Act of 1934, as amended (the “Exchange Act”)). The Settlement Agreement provides that the initial offer price would not be adjusted to take account of any ordinary dividend declared by Gucci prior to the commencement of the Offer. Any adjustment to the initial offer price to take account of any special dividend declared by Gucci prior to the commencement of the Offer would be determined in the sole discretion of the members of Gucci’s Supervisory Board who are unaffiliated with PPR (the “Independent Directors”), but any such reduction in the initial offer price was not to exceed the present value of the special dividend. Accordingly, the initial offer price was reduced by the Independent Directors by $15.98, to the Offer Price of $85.52, due to the special return of capital of €13.50 approved at the shareholders meeting on July 16, 2003, as described in the Offer to Purchase under "Special Factors - Background of the Offer - Adjustment of Initial Offer Price."

                In the event that PPR does not consummate the Offer due to law or injunctions prohibiting the commencement, making or consummation of the Offer (the absence of which is the only condition to the Offer), then PPR will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Settlement Agreement.

The Settlement Agreement permits PPR to delay commencement of the Offer under certain defined circumstances constituting a force majeure event. The occurrence of any such event would not have released PPR from its obligation to undertake the Offer, and would only have served to delay commencement and consummation of the Offer for up to 60 days in certain cases and up to six months in other cases, but in any event for only so long as such event continued.

Continued Listing of Shares

PPR agreed in the Settlement Agreement that until the later of the expiration of the Offer Period and the expiration of the Subsequent Offering Period and for so long as no less than the greater of

•	15% of the outstanding Shares and

•	15 million Shares

remain outstanding, it will use its best efforts to cause Gucci to maintain the listing of the Shares on the New York Stock Exchange and Euronext Amsterdam. PPR will not, however, be obligated to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the New York Stock Exchange and/or Euronext Amsterdam.

Settlement and Release of Claims

Under the Settlement Agreement, the parties agreed to dismiss all pending litigation, claims and actions with prejudice and to release each other from all claims and actions, in each case relating to the shareholdings of LVMH or PPR in Gucci, the acquisitions thereof or the granting of options to Gucci’s management.

LVMH Restrictions

LVMH further agreed that until December 31, 2009, it will act as a purely passive investor in Gucci and will not exercise any rights as a shareholder other than to receive dividends and to vote its Shares. In December 2001 LVMH sold to Crédit Lyonnais all of the Shares that LVMH beneficially owned. Crédit Lyonnais thus succeeded LVMH with respect to the LVMH restrictions described in this section.

In the Settlement Agreement, LVMH also agreed that, until the fifth anniversary of the Settlement Agreement, LVMH will not vote any of its Shares against the recommendation of the Independent Directors. Under certain specified circumstances, however, LVMH will be permitted to bring certain claims in the future to protect the value of its investment in Gucci.

In addition, LVMH has agreed that until December 31, 2009, it will not:

•	sell more than 5% of the outstanding Shares to a competitor of Gucci,

•	sell its Shares (other than into the Offer) during the period commencing four months prior to the commencement of the Offer and ending on the date of expiration of the Offer Period (the “First Restricted Period”),

•	take any actions during the First Restricted Period which would reasonably be expected to directly or indirectly influence the price of the Shares during the period commencing four months prior to the commencement of the Offer and ending 30 days after the expiration of the Offer Period (the “Second Restricted Period”),

•	at any time enter into any hedging activities or forward contracts that unwind during the Second Restricted Period, or

•	at any time make public announcements related to LVMH’s intention with respect to its ownership of Shares during the Second Restricted Period (other than an announcement of its intention whether to tender into the Offer).

The Settlement Agreement further provides that, at any time prior to the expiration of the Offer, LVMH is entitled to make a request to Gucci to sell a specified number of Shares during the Second Restricted Period in a specified transaction which LVMH believes will have no impact on the Shares’ trading price during the Second Restricted Period. To the extent Gucci agrees with LVMH’s determination (such agreement not to be unreasonably withheld), LVMH will be permitted to engage in the specified transaction. In addition, nothing will prohibit LVMH from issuing, prior to the First Restricted Period, bonds, notes or other debt instruments convertible into or exchangeable for Shares, the terms of which would (1) permit holders at their option to convert their instruments into Shares during the Second Restricted Period or (2) require the conversion or exchange of the instruments for Shares during the Second Restricted Period, so long as in any case there is full public disclosure of the terms and conditions of the instruments at the time of issuance.

In the event that LVMH establishes a special purpose vehicle to manage, hold and divest its Shares, the transfer of the Shares to the special purpose vehicle will be valid only if the vehicle agrees in writing to be bound by the provisions of the Settlement Agreement as if it were LVMH.

During a standstill period expiring December 31, 2009, LVMH and its affiliates (other than Independent Directors) are subject to a prohibition on acquisitions of additional Shares and shares of Gucci’s subsidiaries (except for a tender offer by LVMH for 100% of the Shares that is recommended to the shareholders of Gucci by a majority of the members of the Supervisory Board of Gucci and a majority of the Independent Directors), and certain limitations and restrictions regarding participation in the affairs of the Supervisory Board and Management Board of Gucci and of Gucci itself.

Remedies

PPR, LVMH and Gucci agreed that irreparable harm would occur in the event that any of the provisions of the Settlement Agreement were breached. Accordingly, in addition to any other available remedies, the parties will be entitled to court-ordered injunctions to prevent breaches of the Settlement Agreement (which may include the right to require PPR to purchase the Shares directly from a party to the Settlement Agreement at the Offer Price pursuant to the terms of the Settlement Agreement if PPR does not commence or consummate the Offer on and subject to the terms of the Settlement Agreement).

Amended and Restated Strategic Investment Agreement

In connection with the Settlement Agreement, PPR, Gucci and Marothi entered into the Restated SIA to replace the Strategic Investment Agreement then in force among the parties. If, following the consummation of the Offer, the number of Shares not beneficially owned by PPR is less than 15% of the then-outstanding Shares or 15 million Shares, whichever is greater then the Restated SIA will terminate, and shareholders will no longer be entitled to the minority shareholder safeguards included in the Restated SIA.

The Restated SIA provides for the Settlement Agreement, the special cash dividend described above and the Offer. In the event that PPR does not consummate the Offer due to laws or injunctions prohibiting the commencement, making or consummation of the Offer (the absence of which is the only condition to the Offer), then PPR will promptly implement an alternative transaction having the same economic result as that which would have resulted from the consummation of the Offer in accordance with the terms of the Restated SIA.

Continued Listing of Shares

PPR agreed that until the later of the expiration of the Offer Period and the expiration of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding Shares and (2) 15 million Shares remain outstanding, it will use its best efforts to cause Gucci to maintain the listing of the Shares on the New York Stock Exchange and Euronext Amsterdam. PPR will not, however, be obligated to procure the issuance of additional Shares or the sale of Shares in order to meet the listing requirements of the New York Stock Exchange and/or Euronext Amsterdam.

Stock Options

PPR and Gucci agreed that they will take all necessary and appropriate actions to adopt and implement equitable arrangements for the benefit of the participants in Gucci’s stock option plan, including an appropriate adjustment to option exercise prices to take account of the transactions contemplated in the Settlement Agreement and fair participation in the Offer.

Gucci’s Supervisory Board Prior to Consummation of the Offer

The parties to the Restated SIA agreed that until the consummation of the Offer, the Supervisory Board of Gucci would consist of ten members, comprised of five directors nominated by PPR and the remaining members to be independent of any relationship with PPR, one of whom would serve as the Chairman (subject to the prior approval of the Supervisory Board’s strategic and financial committee). There is no casting vote, and the Chairman has no special powers or authority. Under the Restated SIA, PPR may request the reduction of the number of members of Gucci’s Supervisory Board to eight, comprised of at least four Independent Directors and the remaining directors nominated by PPR. Such request was made by PPR in 2002, and the Supervisory Board is currently comprised of eight directors. PPR agreed to vote its Shares in favor of the appointment of the Independent Directors in accordance with the nominations put forward by the Independent Directors.

Gucci’s Supervisory Board Following Consummation of the Offer

Following the consummation of the Offer and for the duration of the Restated SIA, the maximum size of Gucci’s Supervisory Board will be nine members. The Supervisory Board will be comprised of four Independent Directors and four directors nominated by PPR. The chairman will be nominated by the PPR directors and must be approved by a majority of the Supervisory Board, including at least two Independent Directors. In the event that the chairman so appointed is not a then-existing Independent Director, the Independent Directors will be entitled to appoint a vice chairman of the Supervisory Board. The chairman will be required to consult with the vice chairman from time to time, and in any event, prior to each Supervisory Board meeting with respect to the agenda for such meeting and during Supervisory Board meetings as appropriate.

The Restated SIA also provides that, following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of Gucci by one member and nominate such additional member following at least 15 days’ notice to the Independent Directors. During the notice period, the chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the Independent Directors. If the decision is taken to expand the Supervisory Board, a shareholder meeting will be noticed promptly and the matter will be submitted to shareholders of Gucci for a vote.

Potential Conflicts of Interest

For so long as the Restated SIA remains in effect, with respect to a matter raised during a Supervisory Board meeting that gives rise to a potential conflict of interest between Gucci and PPR, any Independent Director may identify such a potential conflict of interest for review by the Independent Directors. The determination of a conflict of interest will be made solely by the Independent Directors acting with the advice of counsel and through a majority vote to be held either during the meeting if the matter has been noticed to the Supervisory Board at least 15 days prior to such meeting or during the period commencing with the Supervisory Board meeting at which the matter is first proposed and concluding as promptly as possible depending upon the urgency of the matter and in any event not more than 15 days thereafter at the next Supervisory Board meeting. If the Independent Directors reasonably conclude that there is a conflict of interest, the PPR directors will abstain from voting on the matter. Any such determination by the Independent Directors will be subject to PPR’s ability to dispute such determination in arbitration under the Restated SIA. If the Independent Directors reasonably conclude that there is no conflict of interest, the PPR directors may vote on the matter.

Quorum and Action of Gucci’s Supervisory Board

Pursuant to the Restated SIA, a quorum of the Supervisory Board requires at least one Independent Director and one PPR director. Approval of a resolution of the Supervisory Board requires the affirmative vote of a majority of the members of the board. However, unless first approved by the strategic and financial committee, any of the matters listed in the second succeeding paragraph will only be approved by the Supervisory Board pursuant to a supermajority vote supported by at least 75% of the members of the Supervisory Board.

Strategic and Financial Committee

Pursuant to the Restated SIA, the Supervisory Board’s strategic and financial committee consists of three PPR directors and two Independent Directors. A quorum of the strategic and financial committee requires at least one Independent Director and one PPR director. The Chief Executive Officer of Gucci is to be invited to attend the meetings and participate as a non-voting ex officio member of the strategic and financial committee.

The following matters must be discussed in and approved by the strategic and financial committee prior to submission to the full Supervisory Board for its approval:

•	Gucci's strategic plan,

•	any investment in another entity or any strategic acquisition or disposition, the purchase/sale price of which exceeds $50 million,

•	any change in Gucci's capital structure or increase or decrease in capital stock,

•	any non-operating capital expenditure,

•	operating capital expenditures of more than $80 million in the aggregate on an annual basis,

•	any debt incurred outside of the ordinary course of business in excess of $50 million,

•	any amendment to Gucci's Articles of Association,

•	any legal mergers, demergers, spinoffs, dissolutions and applications related to a reorganization, bankruptcy or suspension of payments,

•	any changes to the Supervisory Board rules, and

•	the appointment of the Chairman.

Sales and Transfers of Shares by PPR

The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any Shares except with the prior consent of a majority of the Independent Directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the Shares by a third party, if that offer has been recommended to Gucci’s shareholders by Gucci’s Supervisory Board. After December 31, 2004, PPR may sell or transfer Shares following due consultation with the Independent Directors.

In the event of sales or transfers by PPR of Shares following December 31, 2004, the governance arrangements described above are subject to the following modifications:

•	If following a sale or transfer PPR does not own at least 50% of the then outstanding Shares, then

—	PPR will take all action to cause the Chairman appointed by the directors nominated by PPR to resign and the Independent Directors will be entitled to appoint a new Chairman from among the then-existing Independent Directors (if the Chairman nominated by the PPR directors and serving at the time of the sale or transfer is an Independent Director, then he or she will continue serving as Chairman); and

—	PPR will forfeit its contractual right to expand Gucci’s Supervisory Board by one member and appoint an additional director. If PPR has exercised that right prior to the sale or transfer of Shares, then PPR will take all action to cause one PPR director to resign, and Gucci’s Supervisory Board will be reduced to four directors nominated by PPR and four Independent Directors.

•	If following a sale or transfer of Shares PPR does not own at least 30% of the then-outstanding Shares, then the Supervisory Board will have the option to dissolve the strategic and financial committee or take all actions to procure that the Independent Directors comprise a majority of that committee.

•	As long as PPR owns at least 20% of the then-outstanding Shares, PPR will be entitled to nominate one member of Gucci’s Supervisory Board.

•	As long as PPR owns at least 30% of the then-outstanding Shares, PPR will be entitled to nominate three members of Gucci’s Supervisory Board.

•	As long as PPR owns at least 40% of the then-outstanding Shares, PPR will be entitled to nominate four members of Gucci’s Supervisory Board.

Standstill Period Restrictions

During a standstill period lasting until the expiration of the Restated SIA, PPR and its affiliates are prohibited from acquiring additional Shares, except in certain circumstances described in the Restated SIA, including a tender offer by PPR for 100% of the Shares (as long as that tender offer is recommended to the shareholders of Gucci by a majority of the Independent Directors) and including if as a result of such acquisition Gucci’s shareholders (other than PPR and its affiliates) own no less than the greater of:

•	30% of the then-outstanding Shares, and

•	30 million Shares.

However, PPR and its affiliates are prohibited from purchasing Shares during the period beginning four months prior to the commencement of the Offer and ending on the last day of the Offer Period, other than Shares purchased pursuant to the Offer.

Other Commitments of PPR

The Restated SIA also includes:

•	certain non-competition provisions,

•	assurances of Gucci's independence,

•	a commitment to support the existing manufacturing operations and employee base,

•	a commitment not to solicit Gucci employees,

•	provisions regarding the appointment of managing directors of Gucci, and

•	provisions requiring PPR or its affiliates to present a competing business to Gucci in accordance with the terms of the Restated SIA before pursuing that business.

Termination of Restated SIA

The Restated SIA terminates on the earliest of:

•	March 19, 2009,

•	such date on which as a result of the Offer fewer than the greater of

—	15% of the then-outstanding Shares and

—	15 million Shares

are held by shareholders other than PPR and its affiliates,

•	the time prior to March 19, 2009, when PPR consummates a tender offer for 100% of the then-outstanding Shares, if that tender offer is recommended to the shareholders by a majority of the Independent Directors, and

•	the time when the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof (in which case the initial SIA among PPR, Gucci and Marothi will bind the parties).

Remedies

The parties agreed that irreparable damage would occur in the event that any of the provisions of the Restated SIA were breached. Accordingly, the parties will be entitled to court-ordered injunctions to prevent breaches of the Restated SIA and to enforce specifically the terms and provisions of the Restated SIA (including with respect to the Offer), in addition to the remedy described below and any other available remedies.

In addition to any other remedies that may be available to Gucci, in the event of a breach by PPR of its obligation to commence and complete the Offer in accordance with the terms set forth in the Restated SIA, a majority of the Independent Directors will have the right

•	to compel PPR to commence and consummate the Offer, or, alternatively,

•	to cause Gucci to distribute a stock dividend with respect to each issued and outstanding Share not beneficially owned by PPR, such that as a result of the stock dividend, PPR’s ownership of Shares will be reduced to 42% of the outstanding Shares.

If the Independent Directors cause Gucci to distribute the stock dividend:

•	the number of Supervisory Board members that PPR is otherwise entitled to nominate will be reduced by one;

•	the composition of the strategic and financial committee will be modified to include three Independent Directors and two directors nominated by PPR; and

•	PPR will be prohibited from acquiring additional Shares unless it does so pursuant to a public offer for all of the outstanding Shares which is recommended to the Public Shareholders by a majority of the Independent Directors.

Incorporation of Provisions in Articles of Association and Supervisory Board Rules

The Restated SIA provides that the relevant provisions of the Restated SIA will to the extent practicable be incorporated in the Articles of Association and Supervisory Board Rules Gucci.

(c)	Arrangements Concerning the Common Shares

As of March 31, 2004, Gucci held 2,971,176 Shares in treasury, which it repurchased with the specific purpose of meeting its obligations to deliver Shares to selected employees under Gucci’s Incentive Stock Option Plan. As discussed below, Gucci expects that if less than the greater of 15 million Shares and 15% of the outstanding Shares remain outstanding after the Offer is completed, unvested options will be converted into stock appreciation rights (“SARs”). Pursuant to the unanimous approval of the Independent Directors, Gucci and Scholefield Goodman B.V., a wholly owned subsidiary of PPR (“Scholefield”) agreed by letter agreement dated December 9, 2003, that, effective November 1, 2003, if the unvested options are converted into SARs, or if for any other reason Gucci ceases to hold the treasury Shares for the specific purpose of meeting its obligations under Gucci’s stock option plans, Scholefield will purchase the treasury Shares within three months at a price equal to the lesser of the Offer Price and the treasury Shares’ fair market value. The fair market value of the treasury Shares will be determined using the formula applied to determine the exercise date value under options issued after September 10, 2001 (without reducing EBITA to reflect the cost of the SARs). The above summary is qualified in its entirety by reference to the letter agreement between Scholefield and Gucci, which is attached hereto as Exhibit (e)(1).

Certain Italian employees of Gucci hold an aggregate of 25,343 Shares pursuant to an employee shareholding plan for which the Associazione dei Dipendenti Azionisti del Gruppo Gucci-A.D.A.G. acts as custodian. In order to qualify for favorable capital gains treatment of the taxable amount resulting from a sale of these Shares and according to the terms and prohibitions of the plan document (Verbale d’Intesa), these employees must hold the Shares awarded to them for at least three years except in certain limited hardship cases provided under Italian law. To allow these employees to receive this favorable tax treatment, PPR has agreed to purchase, and these employees have agreed to sell, these Shares during a period after July 1, 2004, beginning on the third anniversary of the employee’s receipt of the relevant Shares and ending ninety days thereafter. PPR will pay these employees an amount equal to the Offer Price. However, if at the date of the sale, the Shares are listed on one of more stock exchanges at a price that is higher than $85.52 (or the equivalent in Euros), the employees will be permitted to sell their Shares on the securities market at such higher price. The above summary is qualified in its entirety by reference to the form of letter agreement between PPR and the Italian employees, which was filed with the SEC as an exhibit to PPR’s Schedule TO.

Except as described above and as otherwise set forth in the Offer to Purchase (including as described in “Special Factors — Agreements Relating to the Settlement” and “The Offer — Source and Amount of Funds”), none of PPR, Artémis or any of their directors or executive officers is a party to any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Gucci (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as described above and as otherwise set forth in the Offer to Purchase (including as described in “Special Factors — Background of the Offer” and in “Special Factors — Agreements Relating to the Settlement”), since the third calendar year preceding the date of the Offer to Purchase, no contracts or negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Gucci, an election of directors of Gucci, or a sale or other transfer of a material amount of assets of Gucci, have been entered into or have occurred between PPR (including its subsidiaries), Artémis or any of their directors or executive officers and Gucci or any of its affiliates or between any affiliates of Gucci or between Gucci or any of its affiliates and any unaffiliated person.

(d)	Effect of the Tender Offer on Gucci Stock Options

Gucci anticipates that if less than the greater of:

•	15 million Shares and

•	15% of Gucci’s outstanding Shares

remain outstanding after completion of the Offer, unvested and unexercised options issued under Gucci’s Amended and Restated Incentive Stock Option Plan (the “Amended Gucci Option Plan”) and (if agreed by option holders) unexercised options issued under Gucci’s previous incentive stock option plan (the “Old Gucci Option Plan”) will be converted into SARs, which would convert to cash payments by Gucci when the SARs are exercised. The SARs would have the same vesting period as the options, and the cash amounts payable upon exercise of the SARs would be determined based on a formula that would measure the value of Gucci as compared to other stock exchange listed companies in the luxury goods industry. For options under the Old Gucci Option Plan, if the option holder consents to the conversion of his options into SARs, each unvested option to purchase one Share will be converted into an SAR with respect to 1.1 Shares. For options under the Amended Gucci Option Plan, each unvested option to purchase one Share will be converted into an SAR with respect to one Share. The form of the Share Option and Share Appreciation Rights Agreement setting forth the conversion into SARs of options issued under the Amended Gucci Option Plan and the form of agreement between Gucci and certain option holders regarding the treatment of unvested options under the Old Gucci Option Plan are attached hereto as Exhibit (e)(2) and Exhibit (e)(3), respectively.

Vested options under the Old Gucci Option Plan will not convert into SARs. Holders of such options may exercise their options and tender the resulting Shares into the Offer. Holders of such options who do not exercise their options and tender into the Offer will continue to have the right to purchase Shares in accordance with the terms of their option agreements under the Old Gucci Option Plan. However, there may not be an active public trading market for the Shares obtained through the exercise of options after completion of the Offer.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation

On March 29, 2004 the Independent Directors met together with the Management Board of Gucci in an informational meeting, at which Morgan Stanley and UBS each presented its opinion with respect to the Offer Price to be paid by PPR in the Offer.

The Independent Directors, who are unaffiliated with PPR, are Adrian Bellamy, Reto Domeniconi, Karel Vuursteen and Aureliano Benedetti. On March 29, 2004, following the presentations by Morgan Stanley and UBS, the Independent Directors met separately with all Independent Directors other than Karel Vuursteen in attendance. At that meeting, the Independent Directors:

•	determined that the Offer is fair to the Public Shareholders, and

•	recommended that Gucci’s Supervisory Board and Management Board resolve to recommend that the Public Shareholders accept the Offer and tender their Shares.

On March 30, 2004, following the recommendation of the Independent Directors, Gucci’s Supervisory Board and Management Board:

•	determined that the Offer is fair to the Public Shareholders, and

•	recommend that the Public Shareholders accept the Offer and tender their Shares.

All members of the Supervisory Board other than Karel Vuursteen and François Jean Henri Pinault were present at the March 30, 2004 Supervisory Board Meeting. Patricia Barbizet-Dussart, Patrice Marteau and Serge Weinberg, each members of Gucci’s Supervisory Board, recused themselves from voting on this matter in light of their positions. Ms. Barbizet-Dussart is the Chairman of the Supervisory Board of PPR and Chief Executive Officer of Artémis, the controlling shareholder of PPR; Mr. Marteau is the Chief Financial Officer of PPR; and Mr. Weinberg is the Chief Executive Officer and Chairman of the Management Board of PPR.

All of the members of Gucci’s Supervisory Board who are unaffiliated with PPR who were present at the meeting of the Supervisory Board, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

(b)	Reasons for the Recommendation

The Independent Directors

As described above, the Independent Directors determined that the Offer is fair to the Public Shareholders and recommended that Gucci’s Supervisory Board and Management Board resolve to recommend that the Public Shareholders accept the Offer and tender their Shares, following which Gucci’s Supervisory Board and Management Board resolved to recommend the Offer.

In reaching their determination, the Independent Directors considered a number of factors, including the following:

•	Terms and Conditions of the Offer. The Independent Directors considered the general terms and conditions of the Offer, including that (a) tendering shareholders would be able to liquidate their investment in Gucci for cash, (b) the Offer is not subject to any significant conditions, (c) PPR generally may not terminate or extend the Offer, and (d) PPR is obligated to provide a subsequent offering period if, immediately prior to the expiration of the Offer, the Shares not tendered in the Offer and the Shares issuable upon exercise of outstanding Gucci options constitute less than the greater of (1) 15% of the then-outstanding Shares and (2) 15 million Shares.

•	Morgan Stanley and UBS Fairness Opinions. The Independent Directors took into account presentations from Morgan Stanley and UBS to the Independent Directors, and the opinions of Morgan Stanley and UBS, each dated March 29, 2004, to the effect that, based upon and subject to certain considerations and assumptions, the Offer Price to be received by the Public Shareholders in the Offer is fair from a financial point of view to the Public Shareholders as a whole. A copy of the opinions rendered by Morgan Stanley and UBS, including the assumptions made by Morgan Stanley and UBS in arriving at their respective opinions, are attached hereto as Annexes A and B, respectively, and are incorporated herein by reference. Shareholders are urged to read these opinions in their entirety. The Independent Directors were aware that Morgan Stanley and UBS were paid certain fees described below upon the delivery of their written fairness opinions and may be entitled to certain other fees and expenses and that Morgan Stanley had provided advice to Gucci during the negotiations that culminated in the Settlement Agreement.

•	Process for Determination of the Offer Price. The Independent Directors took into account the fact that the initial offer price of $101.50 per Share, as set forth in the Settlement Agreement and the Restated SIA, was determined through arm’s length negotiations among Gucci, the Independent Directors, PPR and LVMH with reference to the price received by LVMH for Shares sold to PPR under the Settlement Agreement. They also noted that Gucci shareholders had received a special €13.50 return of capital in 2003.

•	Liquidity of Shares. The Independent Directors considered that the reduction in the number of Shares following the consummation of the Offer could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than PPR. The Independent directors considered that a non-tendering shareholder may in the future hold an illiquid investment with no assurance as to the timing of any opportunity for disposition.

•	Potential Lack of Active Public Trading Market for Shares. The Independent Directors considered that PPR is not obligated to maintain the listing of the Shares after the consummation of the Offer if less than 15% of the outstanding Shares or 15 million Shares, whichever is greater, remain outstanding, and accordingly, there may not be an active public trading market, or possibly any public trading market, for the Shares.

•	Independence. The Independent Directors considered the provisions of the Restated SIA, and in particular the expiration of certain arrangements with respect to the continued independence of Gucci’s management.

•	Control of Gucci Supervisory Board. The Independent Directors also considered that following the consummation of the Offer, PPR would be entitled to expand the size of Gucci’s Supervisory Board by one member and designate a PPR nominee to fill such newly-created board seat, giving PPR nominees a majority of the seats on the Supervisory Board of Gucci.

•	Reduction in Minority Protections. The Independent Directors considered the potential reduction of minority shareholder protections if sufficient Shares tender into the Offer and the Restated SIA terminates in accordance with its terms.

•	Continuity of Management. The Independent Directors considered the expiration of the employment agreements between Gucci and each of Domenico De Sole and Tom Ford, and the uncertainty associated with new management of Gucci’s business.

•	Possible Conflicts of Interest. The Independent Directors also took into account the possible conflicts of interest of certain directors and members of management of both Gucci and PPR discussed in Item 3.

The Gucci Supervisory Board and Management Board

In reaching its determinations referred to above, Gucci’s Supervisory Board and Management Board considered the following factors, each of which, in the view of Gucci’s Supervisory Board and Management Board, supported such determinations:

•	the conclusions and recommendations of the Independent Directors;

•	the factors referred to above as having been taken into account by the Independent Directors, including the receipt by Gucci’s Supervisory Board of the opinions of UBS and Morgan Stanley, respectively, to the effect that, based upon and subject to the assumptions stated therein, the Offer Price to be received by Public Shareholders in the Offer is fair from a financial point of view to the Public Shareholders as a whole and the analysis presented by UBS and Morgan Stanley to the Independent Directors and Gucci’s Supervisory Board; and

•	the fact that the Offer Price and the terms and conditions of the Offer were the result of arm’s-length negotiations among representatives of Gucci, the Independent Directors, PPR and LVMH, and their respective advisors.

The members of Gucci’s Supervisory Board and Management Board, including the Independent Directors, evaluated the Offer in light of their knowledge of the business, financial condition and prospects of Gucci, and based upon the advice of financial and legal advisors.

Gucci’s Supervisory Board and Management Board, including the Independent Directors, believe that the Offer is procedurally fair because, among other things:

•	the Independent Directors met separately to consider the Offer and the interests of the Public Shareholders;

•	the Independent Directors were separately advised by legal counsel;

•	the Independent Directors were separately advised by Morgan Stanley and UBS, to assist them in evaluating the fairness of a potential transaction with PPR;

•	the Independent Directors carefully evaluated the Offer and the requirements of the Restated SIA and the Settlement Agreement; and

•	the $85.52 per Share Offer Price resulted from arm’s-length bargaining among representatives of Gucci, the Independent Directors, PPR and LVMH, as adjusted through a determination of the Independent Directors.

In view of the wide variety of factors considered in connection with their evaluation of the Offer, neither Gucci’s Supervisory Board (including the Independent Directors) nor Gucci’s Management Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

The foregoing discussion of the information and factors considered by the Independent Directors and Gucci’s Supervisory Board and Management Board is not intended to be exhaustive but is believed to include all material factors considered by the Independent Directors and Gucci’s Supervisory Board.

Following the recommendation of the Independent Directors, Gucci’s Supervisory Board and Management Board:

•	determined that the Offer is fair to the Public Shareholders, and

•	recommend that the Public Shareholders accept the Offer and tender their Shares.

As described above, in light of their positions, Ms. Patricia Barbizet-Dussart and Messrs. Marteau and Weinberg recused themselves from voting on the matter. All the members of Gucci’s Supervisory Board who are unaffiliated with PPR that were present at the meeting, and all of the members of Gucci’s Management Board, voted in favor of this determination and recommendation.

Fairness Opinion of Morgan Stanley and UBS

Opinion of Morgan Stanley

Under an engagement letter, dated March 24, 2004, Gucci, at the instruction of the Independent Directors, has asked Morgan Stanley to provide its opinion to Gucci's Supervisory Board and Management Board as to whether the Offer Price to be offered by PPR to the Public Shareholders of Gucci, pursuant to the terms of the Offer, is fair from a financial point of view to such Public Shareholders as a whole. The Independent Directors selected Morgan Stanley to act as financial advisor to Gucci's Supervisory Board and Management Board based on Morgan Stanley’s qualifications, expertise and reputation.

At the meeting of the Independent Directors and Gucci's Management Board on March 29, 2004, and at the meeting of Gucci's Supervisory Board on March 30, 2004, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 29, 2004, and subject to and based upon the assumptions and other considerations set forth in the opinion, the Offer Price to be received by the Public Shareholders pursuant to the terms of the Offer, is fair from a financial point of view to such Public Shareholders as a whole.

The full text of the written opinion of Morgan Stanley, dated as of March 29, 2004, is attached as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley urges you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to Gucci's Management Board and Supervisory Board and addresses only the fairness from a financial point of view of the Offer Price to be received by the Public Shareholders as a whole pursuant to the terms of the Offer, as of the date of the opinion. It does not address any other aspects of the Offer and does not constitute a recommendation to any Public Shareholder as to whether such holder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

(a)	reviewed the Settlement Agreement and the Restated SIA (the “Agreements”);

(b)	reviewed the Offer to Purchase prepared by PPR in connection with the Offer, substantially in the form of the draft Schedule TO dated March 25, 2004, (the “Offer Document”), and Morgan Stanley notes that PPR may seek to delist the Shares depending on the outcome of the Offer, and has no intention to seek an exemption from the AFM under Dutch law to launch a second offer or otherwise acquire the Shares on more favorable terms than the Offer (except through regular stock exchange purchases and certain limited permitted exemptions);

(c)	reviewed certain publicly available financial statements and other business and financial information of Gucci;

(d)	reviewed draft unaudited accounts prepared in accordance with International Accounting Standards for Gucci for the year ended January 31, 2004 provided to us by the Outgoing Management (as defined below);

(e)	reviewed certain internal financial statements and other financial and operating data concerning Gucci on a stand-alone basis prepared by the Outgoing Management;

(f)	reviewed certain financial projections for Gucci on a stand-alone basis prepared by the Outgoing Management;

(g)	reviewed and discussed Gucci’s business and financial results and the prospects for Gucci’s business with the senior management, including the Outgoing Management;

(h)	discussed the prospects for Gucci’s business with the management of PPR;

(i)	discussed the prospects for Gucci’s business with the Chairman of the Supervisory Board of Gucci;

(j)	reviewed the reported trading prices and trading activities for the Shares;

(k)	reviewed certain equity research reports prepared by a number of investment banks relating to Gucci and the Shares;

(l)	compared the financial performance and trading statistics of Gucci with that of certain other comparable publicly-traded companies and their securities;

(m)	reviewed the financial terms, to the extent publicly available, of certain recent comparable transactions deemed relevant for this analysis;

(n)	performed a discounted cash flow analysis taking into account the most recent business plans of Gucci prepared by the Outgoing Management;

(o)	considered the consequences of any outstanding Shares becoming less liquid if the Offer is successful; and

(p)	reviewed such other information, performed such other analyses and considered such other factors as Morgan Stanley has deemed necessary or appropriate.

Morgan Stanley has been advised by Gucci that the current Chief Executive Officer, Creative Director and Chief Financial Officer (together the “Outgoing Management”) have each communicated their intention to terminate their employment with Gucci on or about May 1, 2004. Morgan Stanley has considered the potential consequences of such terminations, including the resultant uncertainty for Gucci’s business.

Morgan Stanley has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. Morgan Stanley has also relied upon Gucci's senior management’s assessment of the current business plan of Gucci. Morgan Stanley has not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of Gucci and does not assume any liability in respect thereof.

With respect to internal financial statements, the financial projections and other financial data, Morgan Stanley has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gucci. With respect to draft unaudited accounts prepared in accordance with International Accounting Standards for the year ended January 31, 2004, Morgan Stanley has assumed that such unaudited accounts reflect the results that will ultimately be reported in Gucci’s audited financial statements for such period. Morgan Stanley has not had access to the new management and creative team that has replaced or will replace the Outgoing Management of Gucci. The business plan prepared by the Outgoing Management is the only set of projections which was made available to Morgan Stanley by Gucci, and Morgan Stanley was advised by Gucci and PPR that no other set of forecasts for Gucci had been prepared and was available. Therefore, Morgan Stanley has necessarily relied upon the business plan prepared by the Outgoing Management when conducting its valuation analysis of Gucci.

Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Gucci. The valuation of securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond Morgan Stanley’s control. In connection with legal and tax matters relating to the Offer, Morgan Stanley has relied upon the information provided by and judgments made by Gucci and PPR and their respective legal and tax advisors.

Morgan Stanley has assumed that the Offer will be made and consummated on the terms set forth in the draft Offer Document. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of the opinion. Morgan Stanley has assumed that in connection with the receipt of all necessary regulatory approvals for the Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction. Morgan Stanley has not been authorized to and has not solicited any interest from any third party with respect to a transaction involving the sale or purchase of all or part of the Shares. Morgan Stanley assumes no obligation to update its opinion at any future date.

Morgan Stanley’s opinion does not address the merits of the underlying rationale for the Offer, and, in addition, Morgan Stanley expresses no opinion or recommendation to any Public Shareholder of Gucci as to whether such Public Shareholder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. Furthermore, if not all of the Shares are acquired by PPR in the Offer, its opinion should not be taken as addressing in any manner the prices at which the Shares will trade following commencement or completion of the Offer.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated March 29, 2004. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Range. Morgan Stanley reviewed the range of closing prices of the Shares of Gucci on Euronext Amsterdam and the New York Stock Exchange for different time periods, ended March 26, 2004. Morgan Stanley observed the following:

	Euronext Amsterdam		NYSE
Period Ended March 26, 2004	Low	High	Low	High
Last 30 Days	€68.65	€70.80	$ 85.43	$ 85.70
Last Six Months	€66.65	€75.20	$ 84.05	$ 86.48
Last Twelve Months	€66.65	€92.05	$ 84.05	$ 99.74

__________________ (Source: Factset)

Note that the above trading ranges may not be considered indicative of the stand-alone trading value of Gucci due to the existence of PPR’s obligation to make an offer to the Public Shareholders at $85.52 per Share as described above. Accordingly, Morgan Stanley used the historical trading range as a point of reference only and used as a valuation methodology. The trading range for the past 12 months includes a period before the distribution by Gucci of a return of capital of $15.78 or €13.50 per share to its shareholders on October 2, 2003 (with an ex-dividend date of September 26, 2003).

Comparable Company Analysis. Morgan Stanley compared financial information of Gucci with publicly available information for selected publicly traded luxury companies which in its judgment are comparable to the business or businesses of Gucci: (the “Comparable Companies”). The following table shows the Comparable Companies selected:

Bulgari S.p.A	LVMH Moët Hennessy-Louis Vuitton
Burberry Group PLC	Tiffany & Co.
Hermés International	Compagnie Financiére Richemont AG
Coach Inc.	Richemont AG

Morgan Stanley calculated the multiples of aggregate value (“AV”, defined as market capitalization, plus net financial debt, plus minority interests and adjusted as appropriate to exclude associate investments) of the Comparable Companies to estimated 2004 and 2005 earnings before interest, tax, depreciation and amortization (“EBITDA”) and earnings before interest, tax and amortization (“EBITA”), and the multiples of equity value of these companies to estimated 2004 and 2005 earnings, pre-goodwill amortization and exceptional items (“P/E”), based on equity research estimates, financial information publicly available and closing share prices as at March 26, 2004. The high, low, average and median of the multiples are shown in the table below:

Trading Multiples	Low	High	Average	Median
2004E AV/EBITDA	9.5	15.7	13.0	12.6
2005E AV/EBITDA	8.4	13.8	11.1	11.0
2004E AV/EBITA	11.0	22.0	16.0	15.2
2005E AV/EBITA	9.8	17.2	13.8	13.7
2004E P/E	16.9	31.1	23.2	23.9
2005E P/E	15.2	28.1	20.2	19.5

No company utilized in the comparable company analysis is identical to Gucci. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Gucci, such as the impact of competition on the businesses of Gucci and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Gucci or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

In conducting its analysis, Morgan Stanley applied the most relevant financial multiples of the Comparable Companies to the Gucci financial projections, as provided by Gucci, for EBITDA, EBITA and earnings (pre-goodwill amortization and exceptional items) for fiscal years 2004 and 2005. To promote comparability of the Comparable Companies, all companies’ financial information, including that of Gucci, was calendarized, as the case may be, to reflect a year end of December 31.

Morgan Stanley estimated the implied value per Share based on the comparable company analysis as of March 26, 2004 at $64 - $71.

Morgan Stanley considered the announcement by the Outgoing Management of its departure from Gucci and the uncertainty associated with the appointment of new management for Gucci’s business. Certain research analysts have attempted to quantify this in reports published after the announced resignations of the Chief Executive Officer and the Creative Director and applied an uncertainty discount factor to their valuation of Gucci.

Morgan Stanley has retained a discount of 5% to 10% (at the low end of research analyst estimates) and applied it to the valuation range derived from the comparable company analysis to estimate an implied value per Share reflecting the uncertainty faced by Gucci going forward. The resulting estimated range of value per Share as of March 26, 2004 is $58 - $68.

Precedent Transaction Analysis. Precedent transaction analysis compares the price paid in precedent transactions to the market price of the target company prior to the launch of an offer. Morgan Stanley reviewed transactions which Morgan Stanley deemed reasonably comparable to the Offer. Pursuant to the terms of the Agreements, irrespective of the outcome of the Offer, following completion of the Offer, PPR would be entitled to obtain a majority of the seats on the Supervisory Board of Gucci. As such, Morgan Stanley reviewed transactions where a controlling shareholder who owned between 50% and 90% of the share capital of a company sought to purchase the remaining shares it did not already own. The transactions reviewed included transactions for a cash consideration in the Netherlands, in the rest of Europe and in the United States. In this set of comparable transactions, the median and average premia built into the offer price over the target’s share price 30 days before announcement of the transaction were 22% and 25%, respectively.

Morgan Stanley estimated the implied value per Share based on the precedent transaction analysis and the per Share value range derived from the comparable company trading analysis before considering the impact of uncertainty, as of March 26, 2004, at $74 - $92.

Morgan Stanley estimated the implied value per Share based on the precedent transaction analysis and the per Share value range derived from the comparable company trading analysis reflecting the uncertainty faced by Gucci going forward, as of March 26, 2004 at $66 - $88.

No company or transaction utilized in the comparable transactions analysis is identical to Gucci or the Offer, respectively.

Discounted Cash Flow Analysis. A discounted cash flow analysis values a business based on calculating the present value of a stream of projected cash flows of such business over a forecast period and the present value of a stream of cash flows in perpetuity thereafter. Since this valuation methodology assumes entitlement to all of the cash flows of the business, it is generally considered an appropriate method for determining the value of the business as a whole to the totality of its owners, and also for a purchaser acquiring the entire business including access to and control of all of its cash flows.

Morgan Stanley used the following sources of data to perform a discounted cash flow analysis over a period, including the fiscal years 2004 through to 2013:

•	financial projections prepared by the Outgoing Management for fiscal years 2004, 2005 and 2006;

•	projections provided by the Outgoing Management for all brands, excluding the Gucci brand, for the periods ending up to January 31, 2014;

•	discussions with senior management including the Outgoing Management and the management of PPR to establish a reasonable set of financial projections for the Gucci brand; and

•	discussions with senior management, including the Outgoing Management and PPR of the consolidated set of projections for the 10-year period for fiscal years 2004 through 2013.

Morgan Stanley discounted forecasted unlevered free cash flows from March 26, 2004, through January 31, 2014 applying discount rates of 8.6% to 9.6% reflecting the weighted average cost of capital of Gucci as estimated by Morgan Stanley. A perpetual growth rate of 2.0% to 3.0% was applied to the final year of unlevered free cash flow.

Morgan Stanley estimated the implied value per Share derived from the discounted cash flow analysis as of March 26, 2004 based on the financial projections prepared by the Outgoing Management and the projections prepared by Morgan Stanley for the Gucci brand after discussions with the Outgoing Management and PPR at $73 - $95.

This valuation range does not consider the increased uncertainty and other potential effects created at Gucci by the departure of the Outgoing Management.

Morgan Stanley performed a sensitivity analysis to estimate the potential impact of a disruption impacting the financial performance of the Gucci brand following the departure of the Outgoing Management. This analysis was included for illustrative purposes, is necessarily a matter of judgment, and therefore provides limited guidance. Morgan Stanley estimated the implied value per share based on the financial projections prepared by Morgan Stanley and reflecting a possible disruption in the business of Gucci at $62 - $80.

Morgan Stanley made certain adjustments to calculate the equity value ranges determined using the methodologies described above, such as adding in the value of cash and subtracting the value of net interest bearing debt and minority interests as reported in the draft unaudited accounts of Gucci for the fiscal year ended January 31, 2004 to derive a range of total equity values of the company. The equity value per Share ranges are then determined by dividing the total equity value ranges by the Company’s fully diluted shares outstanding.

In connection with the review of the Offer by the Management Board and Supervisory Board, Morgan Stanley performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Gucci. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are based on factors beyond the control of Gucci. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by the Public Shareholders as a whole pursuant to the Offer and in connection with the delivery of its written opinion dated March 29, 2004 to the Management Board and Supervisory Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade. Morgan Stanley did not recommend any specific consideration to Gucci's Management Board and Supervisory Board or that any given consideration constituted the appropriate consideration for the Offer.

In addition, as described elsewhere in this Statement, Morgan Stanley’s opinion and its presentation to Gucci's Management Board and Supervisory Board was one of many factors taken into consideration by Gucci's Management Board and Supervisory Board in reaching its recommendation with regard to the Offer. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of Gucci's Supervisory and Management Boards.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of Gucci or PPR. In the past, Morgan Stanley and/or its affiliates have provided financial advisory and financing services for Gucci and PPR and have received fees from each of them respectively for the rendering of those services. Morgan Stanley and its affiliates maintain banking and other business relationships with PPR and its affiliates, for which they receive customary fees. In the past two years, Gucci paid Morgan Stanley approximately $6.8 million in fees in respect of financial advisory and financing services, including services to Gucci in connection with the Settlement Agreement and the Restated SIA; all such services having been provided to Gucci in 2000 and 2001. Morgan Stanley and/or its affiliates may also, from time to time, engage in transactions and perform services for Gucci and/or PPR in the ordinary course of their business.

Pursuant to a letter agreement, dated March 24, 2004, between Gucci and Morgan Stanley, Gucci engaged Morgan Stanley at the instruction of the independent directors of the Supervisory Board of Gucci to carry out such work as Morgan Stanley deemed necessary to enable it to give advice to the Management Board and the Supervisory Board of Gucci in connection with evaluating whether the Offer Price to be received by the Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole, including by providing its written opinion as to whether the Offer Price to be received by the Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole. Pursuant to its engagement, Morgan Stanley was paid a fee of €1 million at the time its written fairness opinion was delivered. If Morgan Stanley’s role is expanded beyond issuing a written fairness opinion, the engagement provides that separate fee arrangements will be agreed between Gucci and Morgan Stanley in respect thereof. Gucci has also agreed to reimburse Morgan Stanley for its expenses as incurred in connection with its engagement, including any fees and disbursements of Morgan Stanley’s legal and other professional advisors. In addition, Gucci has agreed to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses arising out of Morgan Stanley’s engagement.

Opinion of UBS

Under an engagement letter, dated March 23, 2004, Gucci, at the instruction of the Independent Directors, has asked UBS to provide its opinion to Gucci's Supervisory Board and Management Board as to whether the Offer Price to be offered by PPR to the Public Shareholders of Gucci, pursuant to the terms of the Offer, is fair from a financial point of view to the Public Shareholders as a whole. Gucci, at the instruction of the Independent Directors, selected UBS to act as financial advisor to Gucci's Supervisory Board and Management Board based on UBS’s qualifications, expertise and reputation.

At the meeting of the Independent Directors and Management Board on March 29, 2004, and at the meeting of the full Supervisory Board on March 30, 2004, UBS delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 29, 2004, and subject to and based on the assumptions and other considerations and limitations set forth in the opinion, the Offer Price to be received by the Public Shareholders pursuant to the terms of the Offer is fair from a financial point of view to the Public Shareholders as a whole.

The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’s opinion is attached as Annex B. UBS’s opinion is directed only to the fairness, from a financial point of view, of the Offer Price per Share as of the date of the opinion and does not address any other aspects of the Offer. The opinion does not constitute a recommendation to any Public Shareholder as to whether such holder should tender its Shares in the Offer. You are encouraged to read the opinion carefully in its entirety. The summary of UBS’s opinion below is qualified in its entirety by reference to the full text of UBS’s opinion.

In arriving at UBS’s opinion, UBS has, among other things:

(a)	reviewed the Restated SIA and the draft dated March 25, 2004 of the Offer to Purchase;

(b)	reviewed certain publicly available business and historical financial information relating to Gucci;

(c)	reviewed certain internal financial information and other data relating to the stand-alone business and financial prospects of Gucci, including estimates and financial forecasts prepared by management of Gucci, which were provided to UBS by Gucci and are not publicly available;

(d)	reviewed current and historical market prices of the shares of Gucci;

(e)	reviewed certain publicly available financial and stock market data with respect to certain companies that UBS deemed comparable to Gucci;

(f)	compared the financial terms of the Offer with the publicly available terms of certain other transactions that UBS deemed relevant for its analysis;

(g)	participated in certain discussions with members of senior management of Gucci and PPR; and

(h)	conducted such other financial studies, analysis and investigations and considered such other information as UBS deemed necessary or appropriate for the purposes of its opinion.

In connection with its review, with Gucci’s consent, UBS has not assumed any responsibility for independent verification of any of the information reviewed by UBS for the purpose of its opinion and has, with Gucci’s consent, relied on such information being complete and accurate in all material respects. In addition, at Gucci’s direction, UBS has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Gucci, nor has UBS been furnished with any such evaluation or appraisal. With respect to draft unaudited financial statements covering periods ending prior to and dates prior to the date of this opinion, we have assumed that such unaudited statements reflect the results that will ultimately be reported in Gucci’s audited financial statements for such periods and dates. With respect to the internal financial forecasts and estimates referred to above, UBS has assumed, at Gucci’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the Supervisory and Management Boards and management of Gucci as to the future performance of Gucci. In addition, UBS has assumed with Gucci’s approval that the future financial results referred to above will be achieved at the times and in the amounts projected by the management of Gucci. However, UBS notes that estimates of future performance are not necessarily indicative of future results, which may differ materially. UBS has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer have been received, and that no restrictions have been imposed that would have a material adverse effect on Gucci or the Offer. UBS’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of, the date of its opinion.

The analysis performed by UBS relates to Gucci as of March 29, 2004 and, therefore, the analysis does not take into account any changes in circumstances relating to Gucci that may occur after the date of the opinion.

In performing its valuation analysis, UBS used methodologies it deemed necessary or appropriate for the purposes of its opinion. The following is a summary of the material analyses used by UBS but is not a complete description of the analyses or data considered by UBS. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. UBS believes that its valuation analysis and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular form, without considering the full analysis as a whole, would create an incomplete or misleading view of the processes underlying the analysis and rendering of the opinion. In arriving at its opinion, UBS considered the results of each element of the analysis as a whole. No single factor or analysis was determinative of UBS’s fairness determination, nor were any relative weightings assigned to the various analyses undertaken. Rather, the totality of the factors considered and each element of the analyses performed operated collectively to support its determination.

The financial analyses summarized below include information presented in tabular format. In order to understand fully UBS’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, could create a misleading or incomplete view of UBS’s financial analyses.

Comparative Share Price Performance

As part of its analysis, UBS reviewed the historic share price performance of Gucci in the period since September 9, 2001 and compared this performance with that of selected publicly traded luxury goods companies that UBS deemed comparable to Gucci. The group of publicly traded luxury goods companies included the following (together, the “Comparable Company Universe”):

•	Bulgari S.p.A.;

•	Coach Inc.;

•	Compagnie Financière Richemont AG;

•	Hermès International;

•	LVMH Moët Hennessy-Louis Vuitton;

•	Tiffany & Co.; and

•	Tod’s S.p.A.

UBS observed that over the period September 9, 2001 to March 26, 2004, the closing market prices performed as set forth below:

Company	Currency	Share price at close 7-Sep-01	Share price at close 26-Mar-04	Change (%)
Gucci (NYSE)	EUR	85.00	85.45	0.5
Gucci (Euronext)	EUR	92.00	69.30	(23.4)
Bulgari	EUR	11.77	6.80	(42.2)
Coach	USD	8.54	41.55	386.5
Hermès	EUR	154.50	161.10	4.3
LVMH	EUR	49.15	57.85	17.7
Richemont	CHF	37.30	31.70	(15.0)
Tiffany	USD	27.75	38.43	38.5
Tod's	EUR	48.35	27.62	(42.9)

SOURCE:	Datastream
NOTE:	Gucci share prices are unadjusted for the return of capital in October 2003

Historical Public Market Trading Value

UBS performed an analysis of the trading volume of Gucci’s common shares traded on the Euronext Amsterdam and the New York Stock Exchange from the time that the Settlement Agreement and the Restated SIA were announced, as set out below:

Euronext Amsterdam as at March 26, 2004

	9-Sep-01 to 2-Oct-03	2-Oct-03 to 26-Mar-04
VWAP (US$)	89.72	85.39
SOURCE:	Datastream
NOTE:	Share price converted to US$ at the prevailing exchange rate on the close of each trading day
NOTE:	Not adjusted for the return of Capital in October 2003

New York Stock Exchange as at March 26, 2004

	9-Sep-01 to 2-Oct-03	2-Oct-03 to 26-Mar-04
VWAP (US$)	90.20	85.50

SOURCE:	Datastream

UBS observed the proportion of Gucci’s common shares trading above the Offer Price (adjusted where appropriate for the return of capital of €13.50 per share returned on October 2, 2003) over selected periods, as set out in the table below:

%	9-Sep-01 to 2-Oct-03	2-Oct-03 to 26-Mar-04
Euronext	0.0	46.8

NYSE	0.0	49.3

SOURCE:	Datastream

Comparable Company Analysis

A comparable company analysis compares the trading multiples of a company with the trading multiples of companies deemed to be comparable with such company for valuation purposes as a publicly quoted investment.

The valuation is determined by reference to the comparable companies’ trading multiples, while taking into consideration the differences between the subject company and the comparable companies. UBS performed a comparable company analysis to compare the valuation of Gucci implied by the Offer to the valuations of luxury goods companies UBS deemed to be comparable with Gucci.

The luxury goods companies considered by UBS to be comparable to Gucci for valuation purposes were included in the Comparable Companies Universe. Based on (i) the closing prices of each comparable company’s shares on March 26, 2004, (ii) publicly available historical financial results of each comparable company and (iii) the financial forecasts for each comparable company contained in published brokers’ reports available as at March 26, 2004 selected by UBS, UBS calculated for each comparable company:

•	each company’s enterprise value (i.e., fully diluted market capitalization based on the Treasury method, plus net financial debt, plus the market value, if available, or book value of minority interests, and adjusted as appropriate to exclude associate investments) as a multiple of its:

—	sales for the financial years 2004/2005 (1-year forward) and 2005/2006 (2-years forward);

—	EBITDA (earnings before interest, tax, depreciation and amortization) for the financial year 2004/2005 (1-year forward) and 2005/2006 (2-years forward);

—	EBITA (earnings before interest, tax and amortization) for the financial year 2004/2005 (1-year forward) and 2005/2006 (2-years forward); and

•	each company’s market equity value as a multiple of its earnings pre-amortization and exceptional items (commonly referred to as a company’s price/earnings or P/E ratio) for the financial year 2004/2005 (1-year forward) and 2005/2006 (2-years forward).

To promote comparability with Gucci, the financial data for the Comparable Companies Universe was adjusted as appropriate to reflect a January 31 financial year-end. UBS made such adjustments to the financial information as UBS deemed appropriate subject to the information being publicly available to facilitate the adjustments.

	2005E EV/					2006E EV/
	Sales (x)	EBITDA (x)	EBITA (x)	2005E P/E (x)		Sales (x)	EBITDA (x)	EBITA (x)	2006E P/E (x)
High	5.32	15.5	19.8	37.9	High	3.82	13.0	14.8	28.0

Low	2.00	9.1	10.4	14.9	Low	1.80	7.5	8.6	12.6

Mean	3.08	12.8	15.5	24.5	Mean	2.49	10.7	13.0	20.4

Median	2.59	12.8	15.7	22.5	Median	2.34	11.1	13.8	19.5

NOTE: 2005 represents the year ended January 31, 2005; 2006 represents the year ended January 31, 2006

UBS noted that the multiples implied in the Offer represented an EV/EBITDA multiple of 15.0x and 12.7x for 2005 and 2006, respectively, and an EV/EBITA multiple of 21.4x and 17.1x for 2005 and 2006, respectively. Gucci’s low effective tax rate relative to the Comparable Company Universe reduces the comparability and usefulness of P/E based analysis.

None of the companies used in the comparable company analysis is identical to Gucci. In evaluating the results of the comparable companies analysis, UBS made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Gucci, such as the impact of competition on Gucci and the luxury goods industry generally, the growth of the luxury goods industry generally, the absence of any material adverse change affecting Gucci or the luxury goods industry generally and the condition of the financial markets generally. These considerations are necessary because mathematical analysis is not in itself a meaningful method of using comparable company data.

Comparable Transaction Analysis

A comparable transaction analysis compares the implied transaction multiples of a transaction with the implied transaction multiples of transactions deemed comparable to such transaction. The implied transaction multiples of such comparable transactions are calculated based on publicly available information on purchase prices and historical financial data. The purchase price in many of these transactions, however, is based on, among other things, financial information that is not disclosed or otherwise publicly available. Thus, comparable transaction analysis will not result in precise comparability with the transaction in question.

UBS reviewed several transactions which occurred prior to March 29, 2004 involving companies that UBS deemed reasonably comparable to Gucci. UBS performed a comparable transaction analysis to compare the valuation of Gucci in the Offer to the valuations of transactions involving companies deemed to be comparable with Gucci.

For each selected transaction, when available data permitted, UBS calculated:

•	the target company’s equity value (implied by the purchase price in such selected transaction) as a multiple of its net income for the most recent financial year prior to the announcement date of such selected transaction; and

•	the target company’s enterprise value (implied by the purchase price in such selected transaction), as a multiple of its sales, EBIT (earnings before interest and tax) and EBITDA (earnings before interest, tax, depreciation and amortization) for the most recent financial year prior to the announcement date of such selected transaction.

In each case, all multiples calculated by UBS were based on publicly available information at the time of announcement of the selected transaction. UBS made such adjustments to the financial information as it deemed appropriate, subject to the information being publicly available to facilitate the adjustments. This analysis indicated the following multiples for the comparable transactions:

	Historic year EV/
	Sales (x)	EBITDA (x)	EBIT (x)
High	8.0	181.4	44.3
Low	0.1	6.8	12.7
Mean	2.6	31.2	22.6
Median	2.1	15.0	18.5

UBS noted that the multiples implied in the Offer represented a historic (year ended January 31, 2004) EV/Sales multiple of 2.80x and a historic EV/EBITDA multiple of 19.1x. Gucci’s low effective tax rate relative to the companies included in the comparable transactions analysis reduces the comparability and usefulness of P/E based analysis.

UBS observed that a number of the transactions either occurred a number of years ago and/or during a time of consolidation in the luxury goods sector and/or during a period of relatively high share prices and/or involved the acquisition of 100% of the target company. As a result, UBS noted that the comparable transactions were of limited significance.

Discounted Cash Flow Analysis

A discounted cash flow analysis values a business based on calculating the present value (using an assumed discount rate) of a stream of projected annualized cash flows of such business over a forecast period and the present value of a stream of annualized cash flows of such business in perpetuity thereafter. Since the valuation methodology assumes entitlement to all of the cash flows of the business in question, it is generally considered an appropriate method for determining the value of the business as a whole to the totality of its owners and also for a purchaser acquiring the entire business including access to and control of all of its cash flows. The analysis performed by UBS did not include potential synergies which may accrue to individual purchasers.

UBS performed a discounted cash flow analysis to compare the valuation of Gucci in the Offer to the valuation implied by this analysis. UBS used the following assumptions and the following sources of data in the discounted cash flow analysis:

•	management furnished financial projections for Gucci for the years ending January 31, 2005, 2006 and 2007;

•	financial projections for the brands acquired by Gucci prepared for the purpose of asset impairment tests, which detailed projections for 5-10 years depending on the brand;

•	no data beyond January 31, 2007 was available for the Gucci division. Projections for Gucci division beyond that date were prepared by UBS and discussed with the management of Gucci.

UBS calculated the present value of estimated projected and terminal year cash flows of Gucci applying discount rates of 9.8-10.8% and carried out sensitivity analysis, as UBS deemed appropriate. The discount rate represents the calculated weighted average cost of capital of Gucci as estimated by UBS. As the management projections supplied were for a limited number of years, the discounted cash flow analysis was necessarily subject to limitations.

UBS derived the value of Gucci beyond the ten-year projection period assuming a perpetual growth rate range of 2.5 to 3.5%.

Based on the discounted cash flow analysis, UBS calculated a range of equity values of US$73 to US$90 per share of Gucci. UBS noted that these values were relevant to transactions involving the acquisition of, access to, and control of, all the cash flows.

Other Factors Considered

In forming its opinion, UBS considered a number of other factors which were not quantified. These factors included, but were not limited to, the impact of management and creative team changes at Gucci, the impact of exchange rate movements and potential changes that PPR may make to Gucci following the offer. UBS is of the opinion that irrespective of the minority shareholders tendering their shares into the Offer, control over Gucci will be transferred to PPR following the closing of the Offer and therefore considers that control is not being sold by the minority shareholders.

Pursuant to its engagement, UBS was paid a fee of $1 million at the time its written fairness opinion was delivered. Gucci has also agreed to reimburse UBS for its expenses as incurred in connection with its engagement, including any fees and disbursements of UBS’s legal and other professional advisors. In addition, Gucci has agreed to indemnify UBS and certain related persons against certain liabilities and expenses arising out of UBS’s engagement.

UBS has performed various commercial banking services for Gucci in the past two years, including deposits, letters of credit and other borrowing facilities, and foreign exchange services. Gucci paid UBS interest and fees in connection with such services of approximately €0.30 million in each of 2002 and 2003. In the ordinary course of its business, UBS may actively trade the debt and equity securities of PPR or Gucci for its own accounts or for the accounts of customers, and, accordingly, it may at any time hold long or short positions in such securities.

(c)	Intent to Tender

To the best of Gucci’s knowledge, after reasonable inquiry, all of the directors and executive officers of Gucci intend to exercise all vested, in-the-money Gucci options held by them and tender any and all Shares held by them at the end of the Offer Period. Certain directors and officers of Gucci have indicated that they may sell Shares in the market prior to the completion of the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Gucci retained Morgan Stanley to provide a fairness opinion to the Supervisory Board and Management Board in connection with the Offer. Because Morgan Stanley had been involved in the original structuring and negotiation of the Offer, the Independent Directors also directed Gucci’s officers to appoint a second financial institution, in addition to Morgan Stanley, to provide a fairness opinion to the Supervisory Board and the Management Board. In accordance with the instructions of the Independent Directors, UBS was engaged by Gucci to provide a second fairness opinion in connection with the Offer.

The Independent Directors did not receive additional compensation for their role in evaluating the Offer.

Neither Gucci nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth in the Offer to Purchase or notified to the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) in accordance with Dutch securities laws, other than ordinary course purchases or sales under Gucci’s Incentive Stock Option Plan and the Amended and Restated Incentive Stock Option Plan, to the knowledge of Gucci, there have been no transactions in the subject securities during the past 60 days by Gucci or its executive officers, directors, affiliates or associates or majority owned subsidiaries or any executive officer or director of any subsidiary or any pension, profit-sharing or similar plan of Gucci.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as disclosed in this statement or in the Offer to Purchase, Gucci is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Gucci’s securities by Gucci, any of subsidiary of Gucci, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Gucci or any subsidiary of Gucci; (iii) a purchase, sale or transfer of a material amount of assets of Gucci or any subsidiary of Gucci; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Gucci.

Item 8.	Additional Information to be Furnished.

Incorporation by Reference

The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.	Exhibits.

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated April 1, 2004, incorporated by reference to Exhibit (a)(1) of the Schedule TO.

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule TO. (a)(1)(C) Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) of the Schedule TO.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(4) of the Schedule TO.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(5) of the Schedule TO.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) of the Schedule TO.

(a)(1)(H)	Summary of advertisement dated April 1, 2004, incorporated by reference to Exhibit (a)(7) of the Schedule TO.

(a)(1)(I)	Dutch advertisement dated April 1, 2004, incorporated by reference to Exhibit (a)(8) of the Schedule TO.

(a)(1)(J)	Application Form, Deed of Transfer (for holders of Dutch Registered Shares), incorporated by reference to Exhibit (a)(9) of the Schedule TO.

(a)(5)(A)	Press release issued by PPR dated July 3, 2002, incorporated by reference to Exhibit (a)(9) of the Schedule TO.

(a)(5)(B)	Press release issued by Gucci dated July 16, 2002, incorporated by reference to Exhibit (a)(10) of the Schedule TO.

(a)(5)(C)	Press release issued by Gucci dated January 24, 2003, incorporated by reference to Exhibit (a)(11) of the Schedule TO.

(a)(5)(D)	Press release issued by PPR dated January 24, 2003, incorporated by reference to Exhibit (a)(12) of the Schedule TO.

(a)(5)(E)	Press release issued by PPR dated May 2, 2003, incorporated by reference to Exhibit (a)(13) of the Schedule TO.

(a)(5)(F)	Press release issued by PPR dated May 9, 2003, incorporated by reference to Exhibit (a)(14) of the Schedule TO.

(a)(5)(G)	Press release issued by Gucci dated May 28, 2003, incorporated by reference to Exhibit (a)(15) of the Schedule TO.

(a)(5)(H)	Press release issued by PPR dated July 23, 2003, incorporated by reference to Exhibit (a)(16) of the Schedule TO.

(a)(5)(I)	Press release issued by PPR dated August 22, 2003, incorporated by reference to Exhibit (a)(17) of the Schedule TO.

(a)(5)(J)	Press release issued by PPR dated September 25, 2003, incorporated by reference to Exhibit (a)(18) of the Schedule TO.

(a)(5)(K)	Press release issued by PPR dated October 3, 2003, incorporated by reference to Exhibit (a)(19) of the Schedule TO.

(a)(5)(L)	Press release issued by Gucci and PPR dated November 4, 2003, incorporated by reference to Exhibit (a)(20) of the Schedule TO.

(a)(5)(M)	Press release issued by Gucci dated February 16, 2004, incorporated by reference to Exhibit (a)(21) of the Schedule TO.

(a)(5)(N)	Press release issued by Gucci dated March 3, 2004, incorporated by reference to Exhibit (a)(22) of the Schedule TO.

(a)(5)(G)	Press release issued by PPR dated March 22, 2004, incorporated by reference to Exhibit (a)(23) of the Schedule TO.

(a)(5)(H)	Press release issued by Gucci dated April 1, 2004, incorporated by reference to Exhibit (a)(25) of the Schedule TO.

(a)(5)(I)	Press release issued by PPR dated April 1, 2004, incorporated by reference to Exhibit (a)(26) of the Schedule TO.

(e)(1)	Letter Agreement, dated December 9, 2003, by and between Gucci and Scholefield Goodman B.V., incorporated by reference to Exhibit (d)(3) of the Schedule TO.

(e)(2)	Form of Share Option and Share Appreciation Rights Agreement, dated as of November 7, 2002, by and between Gucci and certain optionholders, incorporated by reference to Exhibit (d)(5) of the Schedule TO.

(e)(3)	Form of Letter Agreement to be entered into by and between Gucci and certain optionholders regarding treatment of unvested options following the Offer, incorporated by reference to Exhibit (d)(6) of the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allan A. Tuttle

Name:	Allan A. Tuttle
Title:	General Counsel

Date:	April 1, 2004

Annex A

[Morgan Stanley logo]	Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA

tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990 telex 8812564

March 29,2004

The Management Board Gucci Group N.V. Rembrandt Tower, 1 Amstelplein 1096 HA Amsterdam The Netherlands.

The Supervisory Board Gucci Group N.V. Rembrandt Tower, 1 Amstelplein 1096 HA Amsterdam The Netherlands.

Members of the Supervisory Board and Management Board,

We understand Pinault-Printemps-Redoute S.A. (“PPR”) is required to launch a public tender offer to purchase any and all of the outstanding common shares, with nominal value €E1.02 per share (the “Shares”), of Gucci Group N.V. (“Gucci” or “the Company”) which are not already owned or controlled by PPR of US$ 85.52 per Share (the “Offer Price”), net to the seller (each seller being a “Public Shareholder”) in cash, without interest, in United States dollars (“the Offer”) pursuant to the terms of the Settlement and Stock Purchase Agreement (the “Settlement Agreement”), dated as of September 9, 2001, by and among Gucci, LVMH Moët Hennessy-Louis Vuitton S.A. and PPR and the Amended and Restated Strategic Investment Agreement (the “Restated SIA”), dated as of September 9, 2001, by and among PPR, Société Civile de Gestion Financière Marothi and Gucci as further described in the press releases made by Gucci on October 3, 2003 and by PPR on March 23, 2004. The terms and conditions of the Offer are more fully set forth in the Offer Document (as defined below).

We have been advised by you that PPR currently owns (whether directly or indirectly) 66.83% of the Shares.

Morgan Stanley has been asked by the Management Board and Supervisory Board of Gucci for our opinion as to whether the Offer Price to be received by Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole.

For purposes of the opinion set forth herein, we have:

i)	reviewed the Settlement Agreement and the Restated SIA;

Registered in England and Wales, No. 2164628. Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA Regulated by the Financial Services Authority

[Morgan Stanley logo]

ii)	reviewed the Offer to Purchase prepared by PPR in connection with the Offer, substantially in the form of the draft Schedule TO dated March 25, 2004 (the "Offer Document") and we note that PPR may seek to delist the Shares depending on the outcome of the Offer and has no intention to seek an exemption from the from the Autoriteit Financiele Markten ( the “AFM”) under Dutch law to launch a second offer or otherwise acquire the Shares on more favourable terms than the Offer (except through regular stock exchange purchases and certain limited permitted exemptions);

iii)	reviewed certain publicly available financial statements and other business and financial information of Gucci;

iv)	reviewed draft unaudited accounts prepared in accordance with International Accounting Standards for Gucci for the year ended January 31, 2004 provided to us by the Outgoing Management (as defined below) of Gucci;

v)	reviewed certain internal financial statements and other financial and operating data concerning Gucci on a stand-alone basis prepared by the Outgoing Management;

vi)	reviewed certain financial projections for Gucci on a stand-alone basis prepared by the Outgoing Management;

vii)	reviewed and discussed Gucci’s business and financial results of Gucci and the prospects for Gucci’s business with the senior management, including the Outgoing Management;

viii)	discussed the prospects for Gucci’s business with the management of PPR;

ix)	discussed the prospects for Gucci’s business with the Chairman of the Supervisory Board of Gucci;

x)	reviewed the reported trading prices and trading activities for the Shares;

xi)	reviewed certain equity research reports prepared by a number of investment banks relating to Gucci and the Shares;

xii)	compared the financial performance and trading statistics of Gucci with that of certain other comparable publicly-traded companies and their securities;

xiii)	reviewed the financial terms to the extent publicly available, of certain recent transactions we deemed relevant for this analysis;

xiv)	performed a discounted cash flow analysis taking into account the most recent business plans of Gucci prepared by the Outgoing Management;

xv)	considered the consequences of any outstanding Shares becoming less liquid if the Offer is successful; and

xvi)	reviewed such other information, performed such other analyses and considered such other factors as we have deemed necessary or appropriate.

We have been advised by you that the current Chief Executive Officer, Creative Director and Chief Financial Officer (together the “Outgoing Management”) have each communicated their intention to terminate their employment with Gucci on or about May 1, 2004. We have considered the potential consequences of such terminations including the resulting uncertainty for Gucci’s business.

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We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of its opinion. We have also relied upon senior management’s assessment of the current business plan of Gucci. We have not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of Gucci and does not assume any liability in respect thereof.

With respect to internal financial statements, the financial projections and other financial data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gucci. With respect to draft unaudited accounts prepared in accordance with International Accounting Standards for the year ended January 31, 2004, Morgan Stanley has assumed that such unaudited accounts reflect the results that will ultimately be reported in Gucci’s audited financial statements for such period. We have not had access to the new management and creative team that has replaced or will replace the Outgoing Management of Gucci. The business plan prepared by the Outgoing Management is the only set of projections which was made available to us by Gucci and we were advised by Gucci and PPR that no other set of forecasts for Gucci had been prepared and was available. Therefore, we have necessarily relied upon the business plan prepared by the Outgoing Management when conducting our valuation analysis of Gucci.

We have not made any independent valuation or appraisal of the assets or liabilities of Gucci. The valuation of securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control.

In connection with the legal and tax matters relating to the Offer, we have relied upon the information provided by and judgments made by Gucci and PPR and their respective legal and tax advisors.

We have assumed that the Offer will be made and consummated on the terms set forth in the draft Offer Document. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed that in connection with the receipt of all necessary regulatory approvals for the Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction. We have not been authorized to and have not solicited any interest from any third party with respect to a transaction involving the sale or purchase of all or part of the Shares. We assume no obligation to update this letter at any future date.

We have been retained to provide an opinion to the Management Board and Supervisory Board of Gucci in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory and financing services to Gucci and PPR respectively and have received fees from each of them respectively for the rendering of these services. Morgan Stanley & Co. Limited and/or its affiliates may, from time to time, engage in transactions and perform services for Gucci and/or PPR in the ordinary course of their business. In addition, in the ordinary course of their trading, brokerage and finance activities, Morgan Stanley & Co. Limited and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Gucci and PPR.

It is understood that this letter is for the information of the Management Board and Supervisory Board of Gucci and may not be referred to or disclosed to any third party or used for any other purpose without our prior written consent. It is not addressed to and may not be relied upon by any third party, including without limitation, employees,

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creditors or shareholders of Gucci and PPR. Without prejudice to the foregoing, this letter may be included in its entirety in any prospectus or information memorandum where Gucci is required to do so by any applicable law or regulation (including to the AFM and in any information memorandum or other such transaction document to be sent to shareholders of Gucci relating to the Offer) and provided that the form and content of any such disclosure has been approved by Morgan Stanley in advance in writing.

Our opinion does not address the merits of the underlying rationale for the Offer and in addition, we express no opinion or recommendation to any Public Shareholder of Gucci as to whether such Public Shareholder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. Furthermore, if not all of the Shares are acquired by PPR in the Offer, this opinion should not be taken as addressing in any manner the prices at which the Shares will trade following commencement or completion of the Offer.

This letter shall be governed by and construed in accordance with the laws of England. We are providing this letter to the Management Board and Supervisory Board of Gucci only and no third party shall acquire any rights under it, whether in contract, tort, under the Contract (Rights of Third Parties) Act 1999 or otherwise, whether or not we have consented to disclosure of this letter to such third party.

Based on the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by Public Shareholders from PPR pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

By:	/s/ Michael Zaoui

Michael Zaoui
Managing Director

Annex B

[UBS Investment Bank logo]	UBS Limited 1 Finsbury Avenue London, EC2M 2PP Tel. +44-20-7567 8000

www.ubs.com

The Supervisory Board and the Management Board Gucci Group NV Rembrandt Tower Amstelplein 11096 AH Amsterdam Netherlands

29 March 2004

Dear Sirs

We understand that Pinault-Printemps-Redoute S.A. (“PPR”) is proposing to enter into a transaction whereby PPR will offer to acquire all of the ordinary shares in Gucci Group N.V. (the “Company”) that it does not already own. Pursuant to the terms of the Restated Strategic Investment Agreement dated 9 September 2001 between PPR, Societe Civile de Gestion Financiere Marothi and the Company (the “Agreement”) and the draft tender offer document dated 25 March 2004, PPR will make a cash tender offer in the amount of US$85.52 per ordinary share (the “Consideration”) for all the issued and outstanding ordinary shares of the Company that it does not own (the “Transaction”).

You have requested UBS Limited (“UBS”) to provide an opinion as to the fairness from a financial point of view of the Consideration to be received by the holders of ordinary shares in the Company that are not currently held by PPR (the “Minority Shareholders”).

UBS is acting as financial adviser to the Supervisory Board and the Management Board of the Company (the “Boards”) in connection with the Transaction and will receive a fee from the Company for its services. We have, in the past, provided financial services in respect of the Company and PPR and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of business, UBS and its affiliates may have traded and may continue to trade securities of the Company or PPR for their own account or for the account of customers, and accordingly they may at any time hold long or short positions in the Company’s or PPR’s securities.

UBS Investment Bank is a business group of UBS AG
UBS Limited is a subsidiary of UBS AG
UBS Limited is incorporated as a limited liability company in England & Wales Registered Address: 1 Finsbury Avenue, London EC2M 2PP Company Number: 2035362
UBS Limited is a member of the London Stock Exchange

[UBS Investment Bank logo]	29 March 2004 Page 2 of 3

Our opinion does not address the Company’s underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares in the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that PPR and the Company will comply with all the material terms of the Agreement.

In arriving at our opinion, we have, among other things:

a.	reviewed the Restated Strategic Investment Agreement and the draft dated 25 March 2004 of the tender offer document;

b.	reviewed certain publicly available business and historical financial information relating to the Company;

c.	reviewed certain internal financial information and other data relating to the standalone business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available;

d.	reviewed current and historical market prices of the shares of the Company;

e.	reviewed certain publicly available financial and stock market data with respect to certain companies that we deemed comparable to the Company;

f.	compared the financial terms of the Transaction with the publicly available terms of certain other transactions that we deemed relevant for our analysis;

g.	participated in certain discussions with members of senior management of the Company; and

h.	conducted such other financial studies, analysis and investigations and considered such other information as we deemed necessary or appropriate for the purposes of this opinion.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Boards and management of the Company as to the future performance of the Company. In addition, we have assumed with your approval that the future financial results referred to above will be achieved at the times and in the amounts projected by the Boards and the management of the Company. With respect to draft unaudited financial statements covering periods ending prior to and dates prior to the date of this opinion, we have assumed that such unaudited statements reflect the results that will ultimately be reported in the Company’s audited financial statements for such periods and dates. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company and the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

[UBS Investment Bank logo]	29 March 2004 Page 3 of 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Minority Shareholders as a whole in the Transaction is fair from a financial point of view to the Minority Shareholders as a whole.

This letter and the opinion is provided for the benefit of the Boards in connection with and for the purposes of their consideration of the Transaction.
Yours faithfully UBS Limited

/s/ Heino Teschmacher	/s/ Scilla Grimble
Heino Teschmacher Managing Director	Scilla Grimble Director